VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212


03024446

July 8, 2003


SEC MAIL PROCESSING
RECEIVED
JUL - 9 2003
WASH, D.C. 168 SECTION

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

SUPPL

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

Sincerely,

VALGOLD RESOURCES LTD.

Shannon Ross

Shannon M. Ross,
Corporate Secretary

Enclosures

7/11

United States Sec Filing
July 8, 2003

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Release

1. ValGold Identifies Second Gold Trend at Tower Mountain, Ontario dated June 19, 2003

Correspondence with Securities Commissions

2. Certificate re dissemination to Supplemental List shareholders dated June 27, 2003

Financials

3. BC Form 51-901F – 3rd Quarterly Report for period ended April 30, 2003 filed June 27, 2003

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

June 19, 2003

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b) exemption 82-3339
Standard and Poors Listing

VALGOLD IDENTIFIES SECOND GOLD TREND AT TOWER MOUNTAIN, ONTARIO

ValGold Resources Ltd ("ValGold") is pleased to report that it has completed the first-stage of its 2003 drilling program at its Tower Mountain project. The Tower Mountain property is located immediately south and west of the Trans-Canada Highway, 40 kilometers west of Thunder Bay in the Matawin gold belt of northwestern Ontario.

Each drill hole achieved its intended targets and four of the five holes intersected significant gold values. In particular, high grade intersections were achieved from Hole 03-02 including 5.40 g/t Au over a core length of 7.5 m (0.16 ounces per tonne {oz/t} over 24.6 ft) within which a higher grade section averaged 11.77 g/t Au over 3.0 m (0.34 oz/t Au over 9.8 feet). As well, in Hole 03-03, two prominent gold zones were intersected consisting of 7.5m averaging 2.06 g/t Au (24.6 ft averaging 0.06 oz/t Au) and 22.5m averaging 1.01 g/t Au (73.8 ft averaging 0.03 oz/t Au). Within each of the zones in Hole 03-03 there were higher-grade sections that returned greater than 3 g/t (0.10 oz/t) Au over a sample width of at least 1.5m (4.9 ft).

Approximately 1,100 meters of core drilling were completed in five holes. All drill intersections grading greater than 0.5 grams per tonne gold (g/t Au) are reported in the table at the end of this release and the locations of the collar sites together with drill sections and trench geology and sampling maps are available on the ValGold website: www.valgold.com.

Hole 03-02

Hole 03-02 was collared to probe beneath the U and V gold zones, coring in an east to west direction versus the more north-south orientation of all of the other drill holes. The purpose for the change in direction of Hole 03-02 was to determine the bearing of the mineralization discovered in last year's campaign. Oriented at –45°, the hole cut variably altered intermediate to felsic flows and pyroclastic units, and at least six zones of shearing. As has been ValGold's practice throughout the Tower Mountain drilling, the entire core of the hole was split and sampled at 1.5m (4.9 ft) intervals. A total 248m were drilled and encountered nine mineralized horizons which are shown in the following table. A section showing Hole 03-02 is available at the company's website. The results of Hole 03-02 have provided evidence of the potential for a second structural direction striking approximately NNW along which gold mineralization could be localized. Trenching has commenced above the high-grade intersections and along strike. Mapping and channel sampling is underway together with a review of historical data.

Hole 03-03

Hole 03-03 was sited 250m NW of the collar of Hole 02-2 which intersected several interesting zones of gold mineralization including 3.28 g/t Au over 12m (0.10 oz/t / 39.3 ft) within which a very high grade interval averaged 23.17 g/t Au across a length of 1.5m (0.68 oz/t / 4.9 ft). Of the 10 significant gold zones drilled in Hole 03-03, the two most notable zones intersected consisted of 7.5m averaging 2.06 g/t Au (24.6 ft averaging 0.06 oz/t Au) including a 1.5m (4.9 ft) section that returned 4.30 g/t (0.13 oz/t) Au, and 22.5m (73.8 ft) averaging 1.01 g/t (0.03 oz/t) Au that included 1.5m of 3.33 g/t (0.10 oz/t) Au.

Trenching

Eight areas of overburden stripping or trenching are planned as the follow-up to the successful drilling program. The trenches will expose the bedrock between the U and V showings and test on-strike areas to the south west and along the original gold trend.

Summary

ValGold's exploration in the Matawin gold belt to date has been centered on its Tower Mountain property and the adjoining Bateman Lake claims and recently optioned freehold leases. The Company is acquiring a 100% interest in each of these properties that cover an aggregate of 5,233 acres (2,118 ha). The project affords ValGold

coverage of 8 km of the gold belt where more than 30 gold occurrences have now been discovered. In addition, new claim groups have been staked in both Horne and Lamport Townships, both of which are located on-strike and west of the Tower Mountain project. The Horne Township claim group consists of 156 units (2,525 ha or 6,240 acres), located 5 km west of the Tower Mountain property. In Lamport Township, ValGold has staked 69 units that total 1,104 ha (2,730 acres). The units are situated 3 km south of the past producing Shebandowan nickel mine and 35 km west of Tower Mountain.

For further information on the Company's projects, visit the Company's website, **www.valgold.com**.

Stephen J. Wilkinson
President & Chief Executive Officer
ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212

List of the Tower Mountain Project significant drill intercepts where sample intervals of 1.5m graded 0.5 g/t Au or greater.

Hole #	From (m)	To (m)	Width (m)	Au g/t
DDH03-1	92.0	93.5	1.5	0.92
	114.5	116.0	1.5	1.13
DDH03-2	30.5	45.5	15.0	0.51
Including	33.5	36.5	3.0	1.07
	78.5	86.0	7.5	5.40
Including	81.5	84.5	3.0	11.77
	123.5	126.5	3.0	2.04
Including	125.5	126.5	1.5	3.17
	162.5	164.0	1.5	0.56
	197.0	210.5	13.5	0.51
	216.5	218.0	1.5	1.88
	228.5	236.0	7.5	0.92
	251.0	252.5	1.5	0.55
	267.5	269.0	1.5	0.77
DDH03-3	38.0	45.5	7.5	2.06
Including	38.0	39.5	1.5	4.30
	47.0	48.5	1.5	0.58
	51.5	53.0	1.5	0.71
	78.5	101.0	22.5	1.01
Including	87.5	89.0	1.5	3.33
	110.0	111.5	1.5	0.56
	138.5	140.0	1.5	0.83
	150.5	152.0	1.5	0.52
	183.5	185.0	1.5	0.55
	257.0	258.5	1.5	0.52
	263.0	266.0	3.0	0.55
DDH03-5	39.5	41.0	1.5	0.96
	74.0	75.5	1.5	0.60



VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 Email: info@valgold.com

June 27, 2003 **VIA SEDAR**

British Columbia Securities Commission
Alberta Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland

Dear Sirs:

Re: Quarterly Report for the Period Ended April 30, 2003

Today, the Company mailed the following material to shareholders appearing on the Company's supplemental mailing list:

- Quarterly Report for the period ended April 30, 2003.

Sincerely,

VALGOLD RESOURCES LTD.

(signed)"Shannon M. Ross"

Shannon M. Ross,
Corporate Secretary

cc: United States Securities and Exchange Commission – 12g3-2(b) #82-3339
cc: TSX Venture Exchange



British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. "*Exchange Issuer*" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.

(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).

(d) The discussion must be factual, balanced and non-promotional.

(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
(d) material write-off or write-down of assets;
(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
(f) material contracts or commitments;
(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
(h) material terms of any existing third party investor relations arrangements or contracts including:
   i. the name of the person;
   ii. the amount paid during the reporting period; and
   iii. the services provided during the reporting period;
(i) legal proceedings;
(j) contingent liabilities;
(k) default under debt or other contractual obligations;
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.

4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901 Quarterly and Year End Reports are filed under *Category of Filing: Continuous Disclosure and Filing Type: Interim* Financial Statements or Annual Financial Statements. Schedule A *(Financial Statements) is filed under Document Type: Interim* Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901 (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT YY	MM	DD
Valerie Gold Resources Ltd.			April 30, 2003	2003	June	27
ISSUER ADDRESS						
Suite 1400 – 570 Granville Street						
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.		
Vancouver	BC	V6C 3P1	604-687-4212	604-687-4622		
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.		
Shannon Ross		Secretary		604-687-4622		
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS				
sross@langmining.com		www.valeriegold.com				

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY	MM	DD
"STEPHEN J. WILKINSON"	Stephen J. Wilkinson	2003	JUNE	27
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY	MM	DD
"ANDREW F.B. MILLIGAN"	Andrew F.B. Milligan	2003	JUNE	27

ValGold Resources Ltd.
(formerly Valerie Gold Resources Ltd.)
April 30, 2003

Schedule A:

See Attached unaudited Consolidated Financial Statements

Schedule B:

1. Analysis of expenses and deferred costs

See consolidated schedule of mineral property interests in the unaudited consolidated financial statements.

2. Related party transactions

See note 6 to the unaudited consolidated financial statements.

3. Summary of securities issued and options granted during the period

(a) Securities issued during the three-month period ended April 30, 2003

Date of Issue	Type of Security	Type of issue	Number	Price	Total Proceeds	Type of Consideration	Commission Paid
February 12, 2003	Common	Property payment	50,000	$0.26	$13,000	Property payment	Nil
February 25, 2003	Common	Property payment	40,000	$0.27	$10,800	Property payment	Nil
February 28, 2003	Common	Property payment	10,000	$0.27	$2,700	Property payment	Nil
March 14, 2003	Common	Property payment	50,000	$0.26	$13,000	Property payment	Nil

(b) Options granted during the three month period ended April 30, 2003

Nil

4. Summary of securities as at the end of the reporting period

(a) Authorized Capital

100,000,000 common shares without par value.

(b) Issued and Outstanding Capital

13,868,702 common shares are issued and outstanding. See note 6 to the unaudited consolidated financial statements.

(c) (i)Stock Options Outstanding

Number of Options	Exercise Price($)	Expiry Dates
1,540,000	0.43	January 25, 2011
100,000	0.43	July 18, 2011
640,000	0.25	December 20, 2012
2,280,000		

(ii)Warrants Outstanding

There are 589,047 warrants exercisable at a price of $0.25, expiring on May 29, 2004, and 117,810 agents' warrants exercisable at a price of $0.21, expiring on May 29. 2004.

(d) Shares in Escrow

Nil.

5. List of Directors and Officers

Frank A. Lang – Chairman and Director (resigned as President effective September 1, 2002)
Sargent H. Berner - Director
William J. Witte – Executive Vice President and Director
A. Darryl Drummond - Director
Andrew F.B. Milligan (effective December 16, 2002)
Stephen J. Wilkinson – President (effective September 1, 2002) and Director
Arthur G. Troup – Vice President, Exploration
Shannon M. Ross – Chief Financial Officer and Corporate Secretary

ValGold Resources Ltd.
(formerly Valerie Gold Resources Ltd.)
April 30, 2003

CHANGE OF NAME

Effective March 27, 2003, the Company completed its name change to ValGold Gold Resources Ltd. The Company remains listed ton the TSX Venture Exchange but with the new trading symbol VAL. The name change has been undertaken for corporate purposes and did not involve any change in the Company's capitalization.

PROJECT REVIEW

Tower Mountain Project, Ontario

Tower Mountain Property
In fiscal 2002 ValGold entered into an option agreement with two optionors to earn a 100% interest in the Tower Mountain Gold Property, consisting of 49 mineral claim units and three patented claim areas located in northwestern Ontario. ValGold may earn its interest by making cash payments of $220,000 ($15,000 paid) and completing $1,000,000 in exploration expenditures on the property over a four-year period. After completion of the terms of the agreement, the property will be subject to a 2.5% net smelter returns royalty ("NSR") on production. The NSR may be reduced to 1.5% by the payment of $1,000,000 to the optionors at any time up to the commencement of commercial production. An annual pre-production royalty of $25,000 in cash or shares is payable commencing sixty months following regulatory approval and ending on commencement of production.

Bateman Lake Property
During the second quarter and subsequent to the end of the second quarter, ValGold entered into option agreements and staked claims contiguous to the original Tower Mountain property. This includes an option agreement to acquire the Bateman Lake Property that is located on the west side of the Tower Mountain claims. The option agreement allows ValGold to obtain a 100% interest in the 36 units comprising the Bateman Lake property by making total payments to the Optionors of $40,000 in cash, and issuing 160,000 common shares (40,000 issued), and by completing $500,000 in work on the Property over three years. Upon fulfilling the above obligations, ValGold will hold 100% interest in the Property subject only to a 2.5% Net Smelter Return ("NSR") to the Optionors where ValGold shall have the right to purchase 1.5% of the NSR for $1,000,000 at any time up to commencement of commercial production; and an annual pre-production royalty, commencing on the 48th month following Regulatory Approval of the agreement and ending upon the commencement of commercial production, of $10,000 or $10,000 worth of ValGold common shares to be valued by averaging ValGold's common share closing price on the TSX Venture Exchange over the 20-day trading period immediately preceding the applicable payment date. The form of compensation payment to be made will be at ValGold's sole discretion.

The geology of the Bateman Lake property is similar to that of the Tower Mountain property with gold mineralization found to occur proximal to the extension of the New Gold Trend. Previous work has produced several areas of interest where sampled outcrops showed grades of up to 82.0 g/t (2.39 oz/t).

Parcel 5172 and Parcel 5795
ValGold has entered into an agreement to acquire Parcel 5172 and Parcel 5795, Freehold Fort William, comprising part of Lot 8, Concession 7 and Lot 10, Concession 7, respectively, in the Township of Conmee, Ontario (the "Parcels"). The agreement allows ValGold to obtain a 100% interest in and to the Parcels by issuing 70,000 common shares (10,000 issued) over a 48-month period.

Upon fulfilling the above obligations, ValGold will own the Parcels subject only to a 2.5% Net Smelter Returns royalty ("NSR"). ValGold has the right to reduce the NSR to 1.0% by payments totalling $1,500,000 to the Optionor at any time up to commencement of production.

The Freehold Parcels include both surface and mineral right for an aggregate area of 313 acres (127 hectares) with Parcel 5172 covering 160 acres (65 ha) of the strategic lands between and connecting the Tower Mountain and Bateman Lake claims. With this acquisition, ValGold has approximately 1000m (3300 ft) of added strike length of highly perspective geology. The Parcels include Timiskaming-age volcanic, porphyritic and sedimentary units that host the New Gold Trend that is the focus of the on-going exploration program on Tower Mountain Project.

Staked Claims

ValGold's exploration scope for the Matawin gold belt has been significantly expanded with the staking of new claim groups in Horne and Lamport Townships, both of which are located on-strike and west of the Tower Mountain project. The Horne Township claim group consists of 156 units that cover approximately 6,240 acres (2,525 ha). The claims are located 5 km west of the Tower Mountain property over an area believed to host Timiskaming-age volcanic and sedimentary rocks. In addition, a regional fault, the Crayfish Creek Break and attendant southwest striking splays are believed to cross the Horne group where potential for gold mineralization is high.

In Lamport Township, ValGold has staked an additional 69 units that total 1,104 ha (2,730 acres). The units are situated 3 km south of the past producing Shebandowan nickel mine and 35 km west of Tower Mountain. In a setting much like Tower Mountain, a belt of Timiskaming sediments and volcanic rocks is intruded by a felsic stock in an area that may be structurally favorable to the deposition of gold mineralization.

The Tower Mountain Project includes the Tower Mountain property, comprised of 55 claims (82 units) plus three freehold patents totaling roughly 3,562 acres (1,442 ha), the Bateman Lake property, comprised of 36 units totaling approximately 1,400 acres (570 ha), the two Freehold Parcels noted above and the additional claims recently staked. In total, the land position amounts to 13,932 acres (7,267 ha) and affords ValGold coverage of 8 km of favorable geology in the gold trend.

2003 Exploration Program

The 2003 exploration program has commenced on the Tower Mountain project in the Matawin gold belt of northwestern Ontario. Results of drilling on five diamond-drill holes totalling approximately 1,100 meters in addition to the five-hole drill program of approximately 1,000 meters completed in December 2002 were announced in a news release dated June 19, 2003. The initial drilling results were announced in news releases dated January 16 and 22, 2003. Mapping and channel sampling are underway together with a review of historical data.

Eight areas of overburden stripping or trenching are planned as the follow-up to the drilling program. The trenches will expose the bedrock between the U and V showings and test on-strike areas to the south west and along the original gold trend. ValGold is in the process of evaluating existing airborne geophysical survey data for all of the claims it holds in the Matawin gold belt. As drilling is advanced on the main showings near Tower Mountain, ValGold plans to utilize the successfully developed geological models to the exploration programs being prepared for all of the other claims groups for the 2003 field season.

Manitoba Claims

ValGold has entered into an option agreement to acquire the Big Claims property located 90 kilometres east of Gillam, Manitoba (the "Property"). The option allows ValGold to obtain a 70% interest in and to the Property by making total payments to the Optionor of $60,000 in cash ($5,000 paid), and issuing 200,000 common shares (50,000 issued) over a 36-month period. Additionally, in order to maintain its option, ValGold will be required to incur exploration expenditures on the Property totalling $335,000, prior to December 11, 2005.

Upon fulfilling the above obligations, ValGold will hold a 70% interest in the Property. The Optionors will retain the remaining 30% ownership interest and a 3.0% Net Smelter Return Royalty ("NSR"). ValGold has the right to reduce the NSR to 1.5% by the payment of $1,000,000 to the Optionor at any time up to commencement of commercial production and in the agreement includes provision for a 70:30 Joint Venture ("JV") with the Optionor for the further exploration and development of the Property. ValGold will be entitled to be the Operator of the JV so long as its interest remains greater than 50%. The Optionor shall be deemed to have exploration expenditures equivalent to 30% of the exploration expenditures incurred by ValGold on formation of the JV. Should either party elect not to participate or be unable to participate in further exploration of the Property, its interest shall decrease such that at all times the interest of each party shall be that percentage which is equivalent to its Exploration Costs expressed as a percentage of the Exploration Costs of both parties. If either party's interest drops to 10% due to its inability or election not to participate in exploration of the Property, its interest shall convert to a 10% Net Profit Royalty ("NPR") provided that the other party shall have the right to reduce the NPR to 5% by the payment of $2,000,000 upon the commencement of commercial production. If the Property is optioned to a third party, ValGold and the Optionor may be diluted on a pro-rated basis based on their 70:30 JV interest.

The Big claims are entirely covered by unconsolidated tills, alluvial sediments and a thin veneer of Paleozoic sediments below which the geology is believed to consist of rocks belonging to the extension of the Thompson Nickel Belt. A due diligence geophysical survey completed by ValGold suggests that a large magnetic anomaly covered by the Property may represent a near flat-lying massive Sulphide target which in the Thompson belt has the potential for nickel + copper + Platinum Group Elements ("PGE") mineralization.

In view of the potential for massive sulphide mineralization, ValGold has staked approximately 30,000 hectares adjoining the Big Claims to the east in a package that measures 20 km by 15 km.

ValGold intends to have the Big Claims and the adjoining staked ground covered by an airborne geophysical survey in order to further define targets for diamond drill testing. The survey will include both magnetic and electromagnetic coverage.

Concession 229, Manitoba

During fiscal 2002, the Company entered into an option agreement to acquire up to a 75% interest in Exploration Permit 229, a 50,000-hectare concession located fifty kilometres east of Gillam, Manitoba. To earn its interest, the Company was to make total cash payments of $105,000 ($10,000 paid) and issue 200,000 common shares (50,000 issued) to the optionor over three years. In addition to the above, the Company was to incur exploration expenditures totalling $63,000 prior to November 28, 2002, and incur additional exploration expenditures of $250,000 prior to January 31, 2004. The Company was focusing on diamond exploration and exploration results from the exploration program did not meet the Company's expectations. Accordingly, in fiscal 2002 the property was written down to a nominal carrying value of $1, for a total write-down of $149,408. The Company determined that Concession 229

could have the potential for base metal exploration and as a result, the payments due on the property in fiscal 2003 of 50,000 common shares and a cash payment of $15,000 were made on the property to maintain the option in good standing.

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussions and analysis should be read in conjunction with the Consolidated Financial Statements for the years ended July 31, 2002 and 2001, and the notes thereto.

Liquidity, Capital Resources and Capital Expenditures

At April 30, 2003, ValGold's working capital, defined as current assets less current liabilities, was $2,136,872, compared with working capital of $2,109,779 at April 30, 2002.

During the three months ended April 30, 2003 ("fiscal 2003"), ValGold expended $182,717 ($133,143 in the three months ended January 31, 2003) on exploration and acquisition costs. The majority of the exploration expenditures, or $97,078 in fiscal 2003 ($124,654 in the three months ended January 31, 2003) were incurred on the Tower Mountain Project in Ontario. Five holes were drilled in each of the three-month periods, although assaying costs for the five holes drilled in the three months ended April 30, 2003, had not yet been incurred by April 30, 2003. Acquisition costs on the Tower Mountain Project totalled $31,109 in the three months ended April 30, 2003 (three months ended January 31, 2003 - $247). During the three months ended April 30, 2003, $46,000 (three months ended January 31, 2003 - $nil) was expended on acquisition costs on the Manitoba properties. Geological costs of $5,613 were incurred in the three months ended April 30, 2003 (three months ended January 31, 2003 - $8,489).

During the three months ended April 30, 2003, no options were granted to directors, officers or employees.

ValGold has no long-term debt outstanding.

During the three months ended April 30, 2003, ValGold received a non-refundable payment of $200,000 for an option over the purchase of ten million of the common shares that the Company holds of Northern Orion Explorations Ltd. This has been recorded as deferred revenue and will be recorded as part of the sales proceeds if the option is exercised. If it is not exercised the payment will be taken into income. This agreement is with a party at arms' length to the Company, and gives the optionor the right to purchase the shares from ValGold at a price of $0.25 per common share until November 5, 2003.

Operating Results

ValGold incurred a loss of $193,290, ($0.01 per common share) in the three months ended April 30, 2003, compared to a loss of $164,094, ($0.01per common share) for the three months ended January 31, 2003. The loss in the nine-month period ending April 30, 2003, of $503,077, or a loss per share of $0.04 per share compares to a loss of $2,020,359, or a loss per share of $0.16, in the nine months ended April 30, 2002. In fiscal 2002, the Company incurred a write-down of mineral property interests totalling $1,005,502, compared to a $4,728 write-down in fiscal 2003.

Until July 31, 2001, ValGold received administrative services from Lang Mining Corporation ("Lang Mining"); and reimbursed Lang Mining on a cost plus 15% basis. ValGold also paid Lang Mining a monthly management fee of $5,000. Effective July 2001 ValGold discontinued payment of the $5,000

per month management fee and cost plus 15% administration fee. ValGold negotiated a settlement agreement for repayment of a balance receivable from Lang Mining, as part of a termination of the management agreement with Lang Mining. As part of the settlement, the management salary paid to the officer and director by the Company for his services was deducted from this balance on a monthly basis. A payment of $228,150 was made for the valuation of the remaining term of the contract in the second quarter of fiscal 2002. Cash payments were received from Lang Mining in the second quarter of fiscal 2002, and the balance was repaid before the year ended July 31, 2002. Interest at an annual rate of 9.75% was charged on the declining balance throughout the year ended July 31, 2002. A management fee of $2,500 is paid to Lang Mining for the services of Mr. Lang as chairman of the Company. Mr. Lang receives no other remuneration from the Company.

Quarter to quarter costs increased for office and administration (April 30, 2003 - $193,290; January 31, 2003 - $164,094; October 31, 2002 - $145,693). Legal, accounting and audit increased (April 30, 2003 - $44,563; January 31, 2003 - $8,953, October 31, 2002 - $4,659), due to the annual audit fees and tax returns and legal fees related to the closure of subsidiary companies. These companies were incorporated when the Company was conducting an exploration program on the Santa Barbara project in Ecuador. The closure process is a lengthy process and we hope to have it completed by the end of calendar 2003. Office and administration costs decreased (April 30, 2003 – $79,468; January 31, 2003 -$107,186, October 31, 2002 - $56,068) due to the increased activity related to the annual audit and preparation of material for the annual general meeting in the 2nd quarter of fiscal 2003. Shareholder communications decreased (April 30, 2003 - $13,994; January 31, 2003 - $23,711; October 31, 2002 - $9,105), due to the filing fees and transfer agent costs incurred related to annual filings in the second quarter of fiscal 2003. Property investigation costs have decreased (April 30, 2003 - $14,212; January 31, 2003 - $5,894; October 31, 2002 - $51,201). ValGold is presented with property submittals regularly and the submissions are reviewed for possible acquisition. The costs related to submittals are capitalized if the property is acquired, or expensed if the property is not acquired. Subsequent to the quarter-end ValGold entered into an agreement to retain the services of Coal Harbor Communications to provide investor services at a fee of $4,000 per month commencing May 1, 2003. . Shareholder communications activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information.

In the second quarter of fiscal 2002, ValGold's wholly owned subsidiary, Valerie Gold de Mexico, S.A. de C.V., was sold to an arm's length party. Included in interest and other income in fiscal 2002 is $5,783 in proceeds from the sale of furniture and equipment in Mexico, with no comparative income in fiscal 2003.

ValGold is currently exploring in Canada so foreign exchange risks have been reduced as most expenditures are in Canadian dollars. Project closure costs of $44,496 in fiscal 2002 relate to the closure and sale of the Mexican subsidiary

As at April 30, 2003, ValGold has capitalized $397,583 in mineral property interests, of which $339,288 represents costs associated with the acquisition and exploration of the Tower Mountain gold property located in the province of Ontario.

Risks and Uncertainties

ValGold explores for minerals and has been concentrating its efforts in Canada in the current period. Currently, ValGold has options on several properties within two project areas in the early exploration stage. No definitive ore reserves have yet been identified on any of the properties and ValGold is continually evaluating the results from the various exploration programs underway and analyzing future

potential.

ValGold has no source of revenue other than interest income earned on cash held in investment accounts, or possibly in future, the sale of its long-term investments in common shares of other mining companies. A mining project can typically require five years or more between discovery, definition, development and construction and as a result, no production revenue is expected from any of ValGold's exploration properties in that time frame. All of ValGold's short to medium-term operating and exploration expense must be derived from its existing cash position or external financing. ValGold believes it has sufficient capital to fund forecasted levels of operations for at least the next two to three years. Actual funding may vary from that planned due to a number of factors the most significant of which would be the progress of exploration and development. In the event that changes in market conditions prevent ValGold from receiving additional external financing if required, it would be forced to review its property holdings and prioritize project exploration to fit within cash availability.

Outlook

ValGold continues to maintain a good financial position with a current approximate balance of $1.3 million in the treasury. Option agreements allow ValGold to continue with exploration programs with minimal dilution of stock and working capital. ValGold is a mining exploration company with no producing properties and consequently has no current mining income or cash flow. ValGold's policy is to capitalize all costs relating to the exploration of mineral properties in which it has an economic interest until such time as projects are deemed to be economically unfeasible, at which time the capitalized costs are written-down or written-off to the current period.

ValGold's geologists will continue to review mineral property proposals for exploration and production prospects as well as other business opportunities.

VALGOLD RESOURCES LTD.
(formerly Valerie Gold Resources Ltd.)
CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2003
(Unaudited - prepared by management)

VALGOLD RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS
(Unaudited - prepared by management)

	April 30, 2003	July 31, 2002
Assets		
Current assets		
Cash and cash equivalents	$ 435,406	$ 531,286
Temporary investments	854,048	1,279,294
Marketable securities (note 5)	852,361	-
Due from related parties (note 7)	148,386	81,477
Accounts receivable	88,870	66,780
	2,379,071	1,958,837
Investments (note 4)	1,361,503	2,213,864
Equipment	1,318	5,023
Mineral property interests (see schedule) (note 3)	397,583	39,061
	$ 4,139,475	$ 4,216,785
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 36,375	$ 41,344
Due to related parties (note 7)	5,826	4,977
Deferred revenue (note 5)	200,000	-
	242,201	46,321
Shareholders' equity		
Share capital (note 6)	32,225,232	31,995,345
Deficit	(28,327,958)	(27,824,881)
	3,897,274	4,170,464
	$ 4,139,475	$ 4,216,785

Approved by the Board

/s/Frank A. Lang
Frank A. Lang
Director

/s/Stephen J. Wilkinson
Stephen J. Wilkinson
Director

VALGOLD RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - prepared by management)

	Three Months Ended April 30,		Nine Months Ended April 30,	
	2003	2002	2003	2002
Expenses (Income)				
Depreciation	$ 21	$ 342	$ 288	$ 1,025
Foreign exchange	27,219	3,167	32,428	(7,273)
Legal, accounting and audit	44,563	24,260	58,175	176,126
Management fees	7,500	26,250	53,750	306,900
Office and administration	79,468	119,810	242,722	328,711
Project closure costs	-	-	-	44,496
Property investigations	14,212	55,301	71,307	156,317
Shareholder communications	13,994	37,664	46,810	194,091
Travel and conferences	6,551	6,616	13,487	19,031
Write-down of mineral property interests	4,728	530,299	4,728	1,005,502
Loss (gain) on sale of subsidiary	-	23,147	-	(108,507)
Corporation capital tax	619	(3,130)	619	(3,130)
Interest and other income	(5,585)	(9,091)	(21,237)	(92,930)
	193,290	814,635	503,077	2,020,359
Loss for the period	(193,290)	(814,635)	(503,077)	(2,020,359)
Deficit, beginning of period	(28,134,668)	(26,453,792)	(28,327,958)	(25,248,068)
Deficit, end of period	$ (28,327,958)	$ (27,268,427)	$ (28,831,035)	$ (27,268,427)
Loss per share	$ (0.01)	$ (0.07)	$ (0.04)	$ (0.16)
Weighted average number of common shares outstanding	13,825,668	12,484,146	12,540,607	12,408,721

VALGOLD RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - prepared by management)

	Three Months Ended April 30		Nine Months Ended April 30	
	2003	2002	2003	2002
Cash provided by (used for)				
Operations				
Loss for the period	$ (193,290)	$ (814,635)	$ (503,077)	$ (2,020,359)
Items not involving cash				
Depreciation	21	342	288	1,025
Write-down of mineral property interest	4,728	530,299	4,728	1,005,502
	(188,541)	(283,994)	(498,061)	(1,013,832)
Changes in non-cash working capital				
Accounts receivable	(6,401)	28,962	(22,090)	19,202
Due to/from related parties	(73,329)	87,786	(66,060)	496,666
Accounts payable and accrued liabilities	(4,418)	(38,261)	(4,969)	(96,270)
Deferred revenue	200,000	-	200,000	-
	(72,689)	(205,507)	(391,180)	(594,234)
Investments				
Mineral property interests:				
Acquisition costs	(37,609)	(22,436)	(37,856)	(126,412)
Exploration and development costs	(105,608)	(425,295)	(285,894)	(864,480)
Investment in portfolio investments	852,361	(500,000)	852,361	(500,000)
Temporary investments	22,541	469,945	425,246	1,879,792
Marketable securities	(852,361)	-	(852,361)	-
Equipment	3,417	-	3,417	-
	(117,259)	(477,786)	104,913	388,900
Financing				
Common shares issued for cash	(2,582)	-	190,387	-
Increase (decrease) in cash and cash equivalents during the period	(192,530)	(683,293)	(95,880)	(205,334)
Cash and cash equivalents, beginning of period	627,936	1,071,955	531,286	593,996
Cash and cash equivalents, end of period	$ 435,406	$ 388,662	$ 435,406	$ 388,662

ValGold Resources Ltd.

(formerly Valerie Gold Resources Ltd.)
Notes to the Consolidated Financial Statements
For the Nine Months Ended April 30, 2003 and 2002
(Unaudited – Prepared by Management)

The accompanying financial statements for the interim periods ended April 30, 2003 and 2002, are prepared on the basis of accompanying principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company's audited financial statements for the year ended July 31, 2002.

1. Nature of operations

ValGold Resources Ltd. ("the Company") is incorporated under the British Columbia Company Act. The Company is in the business of exploration and development of mineral properties in North and South America.

Effective March 27, 2003, the Company changed its name from Valerie Gold Resources Ltd. to ValGold Resources Ltd. The name change was undertaken for corporate purposes and did not involve any change in the Company's capitalization.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance regulatory requirements.

2. Change in accounting principles

Effective August 1, 2002, the Company adopted the new Recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. Section 3870 is applied prospectively to all stock-based payments to non-employees granted on or after August 1, 2002.

The Company has elected to follow the intrinsic value method of accounting for stock options. As a result, the Company is required to disclose the pro-forma effect of accounting for stock options granted to employees and directors subsequent to August 1, 2002, using the fair value based method. There were 640,000 granted to directors and employees in the nine months ended April 30, 2003.

3. Mineral property interests

Accumulated costs in respect to the Company's mineral property interests owned, leased or under option consist of the following:

	Acquisition Costs	Deferred Exploration	April 30, 2003 Total Costs	July 31, 2002 Total Costs
Manitoba properties	$ 46,001	$ 12,291	$ 58,292	$ 1
Ontario properties (a)	3	--	3	3
Tower Mountain	49,642	289,646	339,288	39,057
	$ 95,646	$ 301,937	$ 397,583	$ 39,061

3. Mineral property interests (continued)

(a) Tower Mountain Project, Ontario

Tower Mountain Property
During fiscal 2002, the Company entered into an option agreement with two optionors to earn 100% interest in the Tower Mountain Gold Property, consisting of 49 mineral claim units and three patented claim areas located in north-western Ontario. The Company may earn its interest by making cash payments of $220,000 ($15,000 paid) and completing $1,000,000 in exploration expenditures on the property over a four-year period. After completion of the terms of the agreement, the property will be subject to a 2.5% net smelter returns royalty ("NSR") on production. The NSR may be reduced to 1.5% by the payment of $1,000,000 to the optionors at any time up to the commencement of commercial production. An annual pre-production royalty of $25,000 in cash or shares is payable commencing sixty months following regulatory approval and ending on commencement of production.

Bateman Lake Property
The Company has entered into an option agreement to acquire 100% interest in the Bateman Lake Property (36 units), located to the west side of the Tower Mountain claims. The option agreement requires total payments to the Optionors of $40,000 in cash over three years and the issuance of 160,000 common shares (40,000 issued) over three years, and by completing $500,000 in work on the Property over three years. Upon fulfilling the above obligations, the Company will hold 100% interest in the Property subject to a 2.5% NSR to the Optionors where the Company shall have the right to purchase 1.5% of the NSR for $1,000,000 at any time up to commencement of commercial production; and an annual pre-production royalty, commencing on the 48th month following Regulatory Approval of the agreement and ending upon the commencement of commercial production, of $10,000 or $10,000 worth of the Company's common shares to be valued by averaging the Company's common share closing price on the TSX Venture Exchange over the 20-day trading period immediately preceding the applicable payment date. The form of compensation payment to be made will be at the Company's sole discretion.

Parcels 5172 and 5795
The Company has entered into an agreement to acquire Parcel 5172 and Parcel 5795, Freehold Fort William, comprising part of Lot 8, Concession 7 and Lot 10, Concession 7, respectively, in the Township of Conmee, Ontario (the "Parcels"). The agreement allows the Company to obtain a 100% interest in and to the Parcels by issuing 70,000 common shares (10,000 issued) over a 48-month period. Upon fulfilling the above obligations, the Company will own the Parcels subject only to a 2.5% Net Smelter Returns royalty ("NSR"). The Company has the right to reduce the NSR to 1.0% by payments totalling $1,500,000 to the Optionor at any time up to commencement of production.

(b) Manitoba Nickel Properties, Manitoba

Big Claims
The Company has entered into an option agreement to acquire the Big Claims property located 90 kilometres east of Gillam, Manitoba. The option allows the Company to obtain a 70% interest in the Property by making total payments to the Optionor of $60,000 in cash ($5,000 paid), and issuing 200,000 common shares (50,000 issued) over a 36-month period. Additionally, in order to maintain its option, the Company will be required to incur exploration expenditures on the Property totalling $335,000, prior to December 11, 2005.

3. Mineral property interests (continued)

Big Claims (continued)
Upon fulfilling the above obligations, the Company will hold a 70% interest in the Property. The Optionors will retain the remaining 30% ownership interest and a 3.0% Net Smelter Return Royalty ("NSR"). The Company has the right to reduce the NSR to 1.5% by the payment of $1,000,000 to the Optionor at any time up to commencement of commercial production and in the agreement includes provision for a 70:30 Joint Venture ("JV") with the Optionor for the further exploration and development of the Property. The Company will be entitled to be the Operator of the JV so long as its interest remains greater than 50%. If either party's interest drops to 10% due to its inability or election not to participate in exploration of the Property, its interest shall convert to a 10% Net Profit Royalty ("NPR") provided that the other party shall have the right to reduce the NPR to 5% by the payment of $2,000,000 upon the commencement of commercial production. If the Property is optioned to a third party, the Company and the Optionor may be diluted on a pro-rated basis based on their 70:30 JV interest.

Concession 229, Manitoba
During fiscal 2002, the Company entered into an option agreement to acquire up to a 75% interest in Exploration Permit 229, a 50,000-hectare concession located fifty kilometres east of Gillam, Manitoba. To earn its interest, the Company was to make total cash payments of $105,000 ($10,000 paid) and issue 200,000 common shares (50,000 issued) to the optionor over three years. In addition to the above, the Company was to incur exploration expenditures totalling $63,000 prior to November 28, 2002, and incur additional exploration expenditures of $250,000 prior to January 31, 2004. The Company was focusing on diamond exploration and results from the exploration program did not meet the Company's expectations. Accordingly, in fiscal 2002 the property was written down to a nominal carrying value of $1, for a total write-down of $149,408. The Company determined that Concession 229 could have the potential for base metal exploration and as a result, the payments due on the property in fiscal 2003 of 50,000 common shares and a cash payment of $15,000 were made on the property to maintain the option in good standing.

4. Investments

	Number of Shares	Net Book Value April 30, 2003	Market Value April 30, 2003
Emgold Mining Corporation	400,000	$ 40,000	$ 200,000
Sultan Minerals Inc	665,000	99,750	139,650
Cream Minerals Ltd.	135,000	25,650	16,200
Manhattan Minerals Corp.	50,000	48,464	36,000
LMC Management Services Ltd.	1	1	1
Northern Orion Explorations Ltd.			
Shares	8,333,333	710,300	1,500,000
Warrants	10,500,000	437,339	--
		$1,361,503	$1,891,851

5. Deferred revenue

The Company has received a non-refundable payment of $200,000 for an option over the purchase of ten million pre-consolidation common shares of Northern Orion Resources Inc. (formerly Northern Orion Resources Ltd.). This agreement is with a party at arms' length to the Company, and gives the Optionor the right to purchase the shares from the Company at a price of $0.25 per common share until November 5, 2003. The book value of these common shares of Northern Orion is included in marketable securities. The market value of the shares at April 30, 2003, was $1,800,000.

6. Share capital

Authorized:

100,000,000 common shares without par value

Issued and fully paid:

	Number of Shares	Amount
Balance, July 31, 2000	12,185,607	$31,875,295
Shares issued for mineral property interests	25,000	10,750
Balance, July 31, 2001	12,210,607	31,886,045
Shares issued for mineral property interests	250,000	80,500
Shares issued for finders' fees	80,000	28,800
Balance, July 31, 2002	12,540,607	31,995,345
Private placement for cash, less share issue costs	1,178,095	190,387
Shares issued for mineral property interests	150,000	39,500
Balance, April 30, 2003	13,868,702	$32,225,232

Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The plan currently allows for the issue of up to 2,412,000 stock options.

A summary of the changes in stock options is presented below.

	Shares	Weighted Average Exercise Price
Balance, July 31, 2001	2,075,500	$0.45
Granted	100,000	$0.43
Cancelled	(250,500)	$0.62
Balance, July 31, 2002	1,925,000	$0.43
Granted	640,000	$0.25
Cancelled	(135,000)	$0.43
Expired	(150,000)	$0.43
Balance, April 30, 2003	2,280,000	$0.38

7. Related party transactions and balances

Services provided by:	2003	2002
Lang Mining Corporation (a)		
Management fees, including contract settlement	$ 53,750	$ 306,900
Administration fees	--	30,754
LMC Management Services Ltd. (b)		
Services provided	258,701	373,057
Legal services	42,001	120,247

Balances receivable from (payable to) (c):	April 30, 2003	July 31, 2002
Emgold Mining Corporation	$ --	$ 3,138
LMC Management Services Ltd. (b)	144,990	65,094
Sultan Minerals Inc.	2,159	12,008
Cream Minerals Ltd.	514	513
Lang Mining Corporation (a)	723	723
	148,386	81,476
Legal fees	(5,826)	(4,977)
	$ 142,560	$ 76,499

(a) Lang Mining Corporation ("Lang Mining") is a private company controlled by the Chairman of the Company. Until July 31, 2001, Valerie received administrative services from Lang Mining and reimbursed Lang Mining on a cost plus 15% basis. Valerie also paid Lang Mining a monthly management fee of $5,000. Effective July 2001 Valerie has discontinued payment of the $5,000 per month management fee and cost plus 15% administration fee. Effective August 1, 2001, the Company negotiated a settlement agreement for repayment of this balance and a termination of the management agreement with Lang Mining. As part of the settlement, the management salary paid to the officer and director by the Company for his services was deducted from this balance on a monthly basis. A payment of $228,150 was made in the second quarter of fiscal 2002 for the valuation of the remaining term of the contract. Commencing January 2, 2003, Lang Mining is paid $2,500 per month for the services of Mr. Lang as director. No other fees are paid to Lang Mining or Mr. Lang for services rendered to the Company.

(b) Commencing August 1, 2001, management, administrative, geological and other services are provided by LMC Management Services Ltd., a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. The Company provides a minimum of three months of estimated working capital to LMC.

(c) Balances receivable from related parties are non-interest bearing and due on demand.

VALGOLD RESOURCES LTD.

CONSOLIDATED SCHEDULES OF MINERAL PROPERTY INTERESTS
(Unaudited - prepared by management)

	Expenditures Three Months Ended April 30, 2003	April 30, 2003
Tower Mountain, Ontario		
Acquisition costs		
Balance, beginning of period	$ -	$ 18,286
Incurred during the period	31,109	31,356
Balance, end of period	31,109	49,642
Exploration and development costs		
Assays and analysis	4,088	18,491
Drilling	51,439	107,302
Geological	31,089	113,357
Site activities	1,001	2,804
Travel and accommodation	9,461	26,921
Incurred during the period	97,078	268,875
Balance, beginning of period	-	20,771
Balance, end of period	97,078	289,646
	128,187	339,288
Quetico et al, Ontario		
Acquisition costs		
Balance, beginning and end of period	-	3
Exploration and development costs		
Geological	2,917	2,917
Write down of mineral property	(2,917)	(2,917)
	-	3
Manitoba Properties		
Acquisition costs		
Balance, beginning of period	-	1
Incurred during the period	46,000	46,000
Balance, end of period	46,000	46,001
Exploration and development costs		
Geological	5,613	14,102
Incurred during the period	5,613	14,102
Balance, end of period	5,613	14,102
Write down of mineral property	(1,811)	(1,811)
	49,802	58,292
Total mineral property interests	$ 177,989	$ 397,583